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Exhibit (1)

A PRESS RELEASE FROM:

HUBCO, INC, 3100 BERGENLINE AVENUE, UNION CITY, NJ  07087

CONTACT:  D. LYNN VAN BORKULO-NUZZO 201/348-2326





FOR IMMEDIATE RELEASE
January 14, 1994

HUBCO'S 1993 NET INCOME RISES 47%

     Union City, N.J., January 14, 1994 -- HUBCO, Inc. (NASDAQ:
HUBO), the 12th largest New Jersey-based, commercial banking company, today reported a 47% increase in earnings for 1993.
     Net income for the year ended December 31, 1993 increased to $14,202,000, or $2.06 per share, compared with $9,641,000, or $1.58 per share, last year. On a per share basis, 1993 earnings increased 30% over 1992. The per share earnings have been adjusted to reflect an offering of 1,725,00 shares in May 1992 and a 10% stock dividend in June 1993. HUBCO's return on average equity for 1993 was 19.34%, up from 17.38% reported last year. The return on average assets increased to 1.44% from 1.05% in 1992. The company once again noted that no securities gains were reported during 1993.
     Net income for the fourth quarter ended December 31, 1933, rose 27% to a record $3,755,000, or $.55 per share, from $2,950,000, or $.43 per share, in 1992. On an earnings per share basis, the increase was 28%. HUBCO's annualized return on average equity for the fourth quarter was 19.51%, up from 17.7% for the 1992 fourth quarter. The 1993 fourth quarter's annualized return on average assets was 1.44%, well above the 1.27% for the same period last year.
     For the fourth quarter of 1993, net interest income increased to $12,322,000 from $11,165,000 for the year-ago fourth quarter. For the year ended December 31, 1993, net interest income was $47,018,000, up from $41,013,000 in the prior year. HUBCO's net interest margin for 1993 was 5.20% versus 4.97% for 1992.
     Total non-interest expense for the fourth quarter decreased to $7,352,000 from $9,911,000 and for the year decreased to $29,971,000 from $34,349,000 last year. This decrease is due to several one-time charges in 1992 including the charitable donation of an ORE property and a substantial amortization of core deposit intangibles arising from 1992 acquisitions. HUBCO's efficiency ratio (a ratio of overhead expense to recurring tax equivalent income) for the fourth quarter was 50% and for the full year was 53.2%.
     For the year ended December 31, 1993, total assets increased by 11.8% to $1.042 billion, total loans grew by 2.5% to $519 million and deposits expanded by 11.0% to $936 million. The growth in comparative totals is principally the result of the acquisition completed this year.
     Total non-performing assets of $10,022,000 (.96% of assets) were up $2,265,000 from last year due partially to the acquisition in the second quarter and were virtually the same as September 30, 1993. Non-accrual loans at year end were $5,534,000 (1.07% of net loans). Non-performing loans increased by $1,206,000 from last year and again were virtually the same as September 30, 1993 at $7,711,000 (1.5% of net loans). The provision for loan losses during 1993 was $3,600,000, a decrease of $516,000 from 1992. The reserve for possible loan losses ($10,811,000) as a percentage of loans was 2.02% and covered 195% of non-accrual loans, 140% of non-performing loans and 108% of non-performing assets at year end.
     HUBCO's stockholders' equity was $78,836,000 at year end 1993 versus $68,313,000 last year. At December 31, 1993, HUBCO's Tier
I Risk Based Capital Ratio was 13.33%, the Total Capital Ratio was 14.58%, and Leverage Capital Ratio was 7.10%. These ratios all exceed the regulatory requirements of 6%, 10%, and 5% respectively to be considered a well-capitalized institution.
     HUBCO, Inc., the bank holding company for Hudson United Bank, operates with 37 offices in Bergen, Essex, Hudson, Middlesex, Morris and Passaic Counties.
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
HUBCO, INC.

Financial Highlights
(in thousands except for per share)

                                          Quarter Ended
                                           December 31

                                         1993      1992

Net Interest Income                     12,322    11,165
Provision for Possible Loan Losses       1,050     2,215
Net Income                               3,755     2,950
Net Income Per Share                       .55       .43

                                       Twelve Months Ended
                                          December 31

                                         1993      1992

Net Interest Income                     47,018    41,103
Provision for Possible Loan Losses       3,600     4,116
Net Income                              14,202     9,641
Net Income Per Share                      2.06      1.58
Weighted Average Shares Outstanding      6,909     6,091

Total Assets                         1,041,707   931,911
Net Loans                              518,579   505,843
Total Deposits                         935,688   843,226
Stockholders' Equity                    78,836    68,313

Weighted Average Shares give effect to the 1.73 million shares of common stock sold in a public offering during May 1992 and to a 10% Stock Dividend in June 1993.